

January 30, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value of the following series of AIM ETF PRODUCTS TRUST, under the Exchange Act of 1934:

- AllianzIM U.S. Large Cap Buffer10 Feb ETF

- AllianzIM U.S. Large Cap Buffer20 Feb ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com